NEUBERGER BERMAN INCOME FUNDS
CLASS A
ADMINISTRATION AGREEMENT

SCHEDULE A

The Class A of the Series of Neuberger Berman Income Funds currently subject to this Agreement are as follows:

Neuberger Berman Core Bond Fund
Neuberger Berman Floating Rate Income Fund
Neuberger Berman High Income Bond Fund
Neuberger Berman Municipal Intermediate Bond Fund
Neuberger Berman Short Duration Bond Fund
Neuberger Berman Strategic Income Fund

Date:  June 7, 2010

NEUBERGER BERMAN INCOME FUNDS

CLASS A
ADMINISTRATION AGREEMENT
SCHEDULE B

Compensation pursuant to Paragraph 3 of the Neuberger Berman Income Funds Class A Administration Agreement shall be:

(1)	For the services provided to the Trust or to each Series without regard to class, 0.06% per annum of the average daily net assets of the Class A of each Series;

(2)
For the services provided to the Class A of a Series and its shareholders (including amounts paid to third parties), 0.21% per annum of the average daily net assets of the Class A of said Series; plus in each case

(3)
Certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust’s Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management LLC, and periodic reports to the Board of Trustees on actual expenses.

Date: June 1, 2009